UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Corporate Express N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Kristin A. Campbell

Senior Vice President, General Counsel and Secretary

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

(508) 253-1690

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Staples Acquisition B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,541,518*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,541,518*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,541,518*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) CO

*   This amount does not include 42,701,904 Ordinary Shares subject to Irrevocable Undertakings for which Staples Acquisition B.V. does not have voting or dispositive power.  The form of Irrevocable Undertaking is attached hereto as Exhibit 99.2.

CUSIP No.

1.	Names of Reporting Persons Staples, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,541,518*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,541,518*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,541,518*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) CO

*   This amount does not include 42,701,904 Ordinary Shares subject to Irrevocable Undertakings for which Staples, Inc. does not have voting or dispositive power.  The form of Irrevocable Undertaking is attached hereto as Exhibit 99.2.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 16, 2008 (the “Schedule 13D”), relating to  the beneficial ownership by Staples, Inc. (“Staples”) and Staples Acquisition B.V. (“Staples Acquisition”) of the Ordinary Shares, nominal value of EUR 1.20 per share (the “Shares”) of Corporate Express N.V., a public limited liability company incorporated under the laws of The Netherlands (the “Issuer”), having its statutory seat in Maastricht and its registered office at Hoogoorddreef 62, 1101 BE Amsterdam Zuidoost, The Netherlands.

Staples and Staples Acquisition are filing this Amendment No. 1 to provide corrected information concerning the purchase price of certain Shares that Staples Acquisition purchased from a shareholder of the Issuer on June 10, 2008.  Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  Unless specifically amended in this Amendment No. 1, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby restated in its entirety as follows:
Staples Acquisition used an aggregate of EUR 224,763,430 to purchase the shares. The source of the funds for the purchase was the working capital of Staples.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby restated in its entirety as follows:

Purchase Agreements

On June 4, 2008, Staples Acquisition entered into Sale and Purchase and Voting Agreements (the “Purchase Agreements”) with certain shareholders of the Issuer, pursuant to which Staples Acquisition agreed to purchase an aggregate of 22,456,115 Shares at a price of EUR 9.15 per Share, or total consideration of EUR 205,473,452.25.  In addition, these selling shareholders, who owned the Shares on the record date of May 29, 2008 for the Issuer’s extraordinary shareholders meeting scheduled for June 18, 2008 (the “EGM”), granted Staples Acquisition the power of attorney to cast their votes against the Issuer’s proposed merger with Lyreco SAS (“Lyreco”) during the EGM.  As announced by the Issuer, the EGM will take place but there will not be a vote on a proposed merger with Lyreco.

On June 10, 2008, prior to executing a Merger Protocol with the Issuer (as described below), Staples Acquisition entered into a Purchase Agreement with a shareholder of the Issuer, pursuant to which Staples Acquisition agreed to purchase 2,085,403 Shares, in a transaction other than a regular on market transaction, at a price of EUR 9.25 per Share, or total consideration of EUR 19,289,977.75.

The Purchase Agreements are identical in all material respects and the form of Purchase

Agreement is attached hereto as Exhibit 99.1.  The following table lists each selling shareholder, and the number of Shares purchased from, and the total consideration paid to, each selling shareholder:

		Consideration
Selling Shareholder Name	Shares Purchased	Paid (in EUR)
Funds associated with Alpine Associates	1,020,000	9,333,000.00
Arbitrage Associates L.P.	355,923	3,256,695.45
Funds associated with Brencourt Merger Arbitrage Funds	522,760	4,783,254.00
Carlson Capital, L.P.	622,478	5,695,673.70
Castlerigg Master Investments Ltd.	3,763,742	34,438,239.30
Funds associated with Chesapeake Partners	1,301,803	11,911,497.45
Cheyne Special Situations Fund LP and Cheyne Vista Fund LP	1,700,000	15,555,000.00
Credit Industriel et Commercial	250,000	2,287,500.00
Davidson Kempner Institutional Partners, L.P.	2,167,876	19,836,065.40
Good Steward Trading Company SPC	15,000	137,250.00
Funds associated with Gruss Asset Management, LLP	4,560,833	41,731,621.95
Funds associated with Havens Advisors, L.L.C.	362,629	3,318,055.35
HFR MA Opportunity Master Trust	5,900	53,985.00
Institutional Benchmark Series Limited	38,400	351,360.00
Funds associated with Kellner DiLeo & Co.	114,586	1,048,461.90
Funds associated with Lucerne Capital Management, LLC	1,263,312	11,559,304.80
Lyxor/Havens International Fund Limited	47,761	437,013.15
Lyxor/Tiedemann Arbitrage Associates Fund Limited	104,108	952,588.20
Madoff Securities International Limited	20,163	184,491.45
Magnetar Capital Master Fund, Ltd	2,085,403	19,289,977.75
Man Mac Pilatus 1A Ltd	351,000	3,211,650.00
MAN MAC Schreckhorn 14B Limited	153,343	1,403,088.45
The Merger Fund	505,000	4,620,750.00
MKM Longboat Multi-Strategy Master Fund Ltd.	139,000	1,271,850.00
Morgan Stanley & Co. International PLC	250,000	2,287,500.00
Octavian Special Master Fund, LP	760,588	6,959,380.20
Palisades Partners, L.P.	29,300	268,095.00
Partners Group Alternative Strategies PCC Limited	20,910	191,326.50
SR GGI Master MA, Ltd.	85,700	784,155.00
Tisbury Master Fund Limited	299,000	2,735,850.00
Trafalgar Catalyst Fund	1,625,000	14,868,750.00

Irrevocable Undertakings

On June 3, 2008, Staples Acquisition entered into Irrevocable Undertakings with certain shareholders of the Issuer.  Pursuant to the Irrevocable Undertakings, the shareholders agreed (i) to tender their shares into the Offer, and (ii) to vote against the Issuer’s proposed merger with Lyreco at the EGM.  As announced by the Issuer, the EGM will take place but there will not be a vote on a proposed merger with Lyreco.

The Irrevocable Undertakings are identical in all material respects and the form of Irrevocable Undertaking is attached hereto as Exhibit 99.2.  The following table lists each shareholder who entered into an Irrevocable Undertaking, and the number of Shares of each shareholder that are subject to the Irrevocable Undertaking:

Shareholder	Shares

PSAM llp	4,031,995.00
York Capital Management	10,938,965.00
Jabre Capital Partners SA	4,036,216.00
Halcyon Asset Management LLC and Halcyon Offshore Asset Management LLC	11,500,000.00
Centaurus Capital Ltd.	12,194,728.00

Merger Protocol

On June 10, 2008, Staples and Staples Acquisition entered into a Merger Protocol with the Issuer.  The Merger Protocol relates to the Offer.  The acceptance period under the Offer ends on June 27, 2008, unless extended.

The Merger Protocol includes the unanimous recommendations of the executive and supervisory boards of the Issuer in favor of the Offer.

The Merger Protocol is attached as Exhibit 2.1 to Staples’ Current Report on Form 8-K dated June 16, 2008 (the “June 16, 2008 Form 8-K”) and is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: June 17, 2008

STAPLES ACQUISITION B.V.

By:	/s/ Christine Komola

	Name:	Christine Komola

	Title:	Director

STAPLES, INC.

By:	/s/ Kristin Campbell

	Name:	Kristin Campbell

	Title:	Senior Vice President, General
Counsel and Secretary